Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

April 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esquire

	Re:	Nationwide Variable Insurance Trust
File Nos. 002-73024 and 811-03213

Dear Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”) and its series the Amundi NVIT Multi Sector Bond Fund (the “Fund”) below you will find the Registrant’s responses to the comments conveyed by you on March 13, 2019, with regard to Post-Effective Amendment No. 216 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2019, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary

1) Comment:  In the narrative prior to the expense example, please delete the following text: “and any expense limitation or fee waivers that may apply for the periods indicated above,” as there is not an expense limitation or fee waiver shown in the fee table.

Response:  The Registrant respectfully declines to revise the disclosure as requested.  While the Amendment included only a standalone Prospectus for the Fund, the 485(b) filing will include the full Prospectus for all NVIT Fixed Income Funds as part of the Registrant’s annual update.  The phrase “any expense limitation or fee waivers that may apply” does not indicate that an expense limitation or fee waiver applies in all circumstances.  It is standard disclosure that allows the Registrant flexibility to include additional information about the expense example where applicable.

2) Comment:  On page 2 under “Principal Investment Strategies,” please revise the first sentence of the first paragraph as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes in different types of fixed-income securities, with the goal of achieving above average total return over a market cycle of three to five years.

Response:  The Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes.  Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

3) Comment:  In the first sentence of the first paragraph under “Principal Investment Strategies,” please explain how “above average total return over a market cycle of three to five years” is determined for purposes of the Fund’s objective.

Response:  The applicable disclosure has been deleted from the Fund’s “Principal Investment Strategies” section.

4) Comment:  In the second sentence of the first paragraph under “Principal Investment Strategies,” please confirm whether the reference to convertible bonds includes contingent convertible securities (“CoCos”) and provide, supplementally, the amount the Fund invests in CoCos.  If CoCos are a principal investment strategy, please explain how the conversion trigger for CoCos differs and the additional risks involved.

Response:  The reference to convertible bonds does not include CoCos.

U.S. Securities and Exchange Commission

5) Comment:  Please explain how derivatives are valued for the Fund’s 80% test (market or notional) and list any other derivatives in which Fund plans to invest.

Response:  The Registrant believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain circumstances. Notwithstanding the foregoing, the Registrant historically has not used, and currently does not intend to use, the type of derivatives instruments where such treatment would be appropriate. Accordingly, the Registrant confirms that derivatives that provide economic exposure to assets that are consistent with its name will be valued at market value for purposes of measuring compliance with the noted 80% policy.  The Fund does not plan to invest, as a principal investment strategy, in any derivatives other than those listed in the “Principal Investment Strategies” section.

6) Comment:  Under “Corporate loans risk” in the “Principal Risks” section, please affirmatively state, “The Fund may invest in bank loans, which are not securities and are not protected under the federal securities laws, including the Investment Company Act of 1940, as amended.” Please add this disclosure to the first page of the Statement of Additional Information under “Bank and Corporate Loans” as well.

Response:  The Registrant has added the following disclosure to “Corporate loans risk”:

Furthermore, investments in corporate loans may not be considered “securities” for certain purposes under the federal securities laws, and therefore the Fund may not be able to rely on the antifraud protections of the federal securities laws.

7) Comment:  Under “Derivatives risk” in the “Principal Risks” section,  please confirm that the strategy summary accurately reflects all of the derivative instruments in which the Fund invests and that the Fund will not invest in any derivative instruments as a principal investment strategy that are not included in the strategy summary.

Response:  Confirmed.

8) Comment:  Please confirm that the hypothetical composite index referenced in the Fund’s performance narrative and the Average Annual Total Returns table has not changed in the past year.

Response:  Confirmed.

Risks of Investing in the Fund

9) Comment:  “Convertible securities risk” in Item 9 references preferred stocks. Please describe in the comment response letter how preferred stocks are valued.

Response:  According to the Registrant’s Valuation Procedures, preferred stocks for which the primary market is an exchange are valued at the last quoted sale price at the

U.S. Securities and Exchange Commission

close of regular trading on the principal exchange on which the security is traded, as provided by an independent pricing service approved by the Registrant’s Board of Trustees.  Preferred stocks that are not traded on an exchange are valued at the last quoted sale price as provided by an independent pricing service approved by the Registrant’s Board of Trustees.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8402, or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire